Exhibit 99.4

NICE Wins Two 2017 Stevie Awards for Customer Service Excellence

NICE Customer Journey and Voice of the Customer solutions were recognized for their analytics-
driven contributions to the customer experience

Hoboken, N.J., April 6, 2017 – NICE (Nasdaq:NICE) today announced it is the recipient of two Stevie® Awards, which were presented at the 11th annual Stevie Awards for Sales & Customer Service gala. The NICE Total Voice of the Customer (TVOC) solution won the Silver Stevie Award in the “Contact Center Solution” category, while NICE Customer Journey Optimization (CJO) was awarded Bronze in the “Business Intelligence Solution” category.

NICE TVOC captures customer feedback from multiple interaction channels, surveys, chat transcripts, call recordings, Twitter feeds, and more. With multichannel speech and text analytics, presented in a single platform, the solution breaks down silos and provides a unified understanding of the voice of the customer, how to engage them, and what would contribute to long-term loyalty and advocacy. Integrated with other NICE technologies, TVOC can issue real-time alerts regarding customer experience issues, drive optimal decision-making and employee coaching, and promote process improvements across the enterprise.

The NICE CJO solution leads the way in marrying customer journey mapping to deep analytical capabilities, empowering brands to understand why different customers behave differently at multiple touchpoints, which journeys are most common, which processes generate customer frustration and churn, and where opportunities exist to engender further loyalty. NICE CJO is the only comprehensive offering in the marketplace that combines customer identity resolution, customer journey visualization, integrated business intelligence capabilities, functional and flexible dashboards, trend analysis, and scalability. This ensures brands deploy effective self-service mechanisms, optimize digital containment, and generate the strongest possible ROI from their customer journey technology investment.

The Stevie Awards for Sales & Customer Service are the world’s top honors for customer service, contact center, business development, and sales professionals. The Stevie Awards organizes several of the world’s leading business awards programs including the prestigious American Business AwardsSM and International Business AwardsSM.

Michael Gallagher, president and founder of the Stevie Awards
“Entries to the Stevie Awards for Sales & Customer Service continue to grow every year, further validating the essential role good customer service plays in business success. We congratulate NICE for standing out in two of our New Product and Service categories, demonstrating the company’s commitment to excellence and innovation, and its ongoing contribution to the customer service industry.”

Miki Migdal, president of the NICE Enterprise Product Group
“We’re very proud that NICE was selected out of more than 2,300 nominations to receive two Stevie Awards. NICE is constantly innovating and developing new solutions to help organizations reinvent customer service. The recognition we’ve received further positions NICE among the movers and shakers in the market, and reinforces our commitment to technology leadership.”

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analysis of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.